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                                 August 17, 2007

VIA EDGAR
Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:      Form N-1A Registration Statement
         Sentinel Group Funds, Inc.; File Nos. 2-10685 and 811-00214

Dear Mr. DiStefano:

We respond to oral comments of the Staff given on August 14, 2007 regarding the Registration Statement on Form N-1A ("Registration Statement") of Sentinel Group Funds, Inc. ("Registrant"), which was filed on June 28, 2007 with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended, and Investment Company Act of 1940, as amended ("1940 Act").

1. Comment: Move the footnotes under the expense table to after the examples table.

     Response: Registrant has complied with this request.

2. Comment: Add disclosure regarding the Registrant's policies for investing in commodities and issuing senior securities.

     Response: Registrant has added the following description of its non-fundamental policies with respect to these matters.

          The Fund may not invest in commodities or commodity contracts, except that the Fund may do so in accordance with applicable law and the Fund's prospectus and statement of additional information, as they may be amended from time to time, and without registering as a commodity pool operator under the Commodity Exchange Law.

          The Fund may not issue senior securities to the extent such issuance would violate applicable law. The 1940 Act currently generally defines a "senior security" as any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends. With certain exceptions, the 1940 Act prohibits the Fund from issuing senior securities. For example, the Fund may borrow from any bank if it maintains an asset coverage of at least 300% in aggregate and that, in the event that such asset coverage falls below 300%, the Fund shall, within three days (not including Sundays and holidays), reduce the amount of its borrowings to attain the 300% asset coverage.

Registrant acknowledges that (1) the effectiveness of this filing does not foreclose the SEC from taking any action with regard to the filing, (2) the actions of the SEC or its staff do not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing and (3) the Registrant may not assert those actions as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any communications relating to this filing to me at (802)
229-7410.

                                        Very truly yours,
                                        /s/ Kerry Jung

                                        Kerry A. Jung
                                        Secretary

   Sentinel Group Funds, Inc. o One National Life Drive o Montpelier, VT 05604